AM 3-9-2005

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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05037603

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 213

SEC FILE NUMBER
8-053512

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Probitas Funds Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

417 Montgomery Street, Suite 910
(No. and Street)

San Francisco, CA 94104
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Craig A. Marmer (415) 402-0700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price, Scott B.
(Name – *if individual, state last, first, middle name*)

417 Montgomery Street, 3rd Floor San Francisco, CA 94104
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/11/05

OATH OR AFFIRMATION

I, Craig A. Marmer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Probitas Funds Group, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Jason E. Backman
Notary Public

JASON E. BACKMAN
Commission # 1402356
Notary Public - California
San Francisco County
My Comm. Expires Feb 25, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2004

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

CONTENTS

SUPPLEMENTARY INFORMATION

SBP &CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

We have audited the accompanying statement of financial condition of Probitas Funds Group, LLC (A Delaware Limited Liability Company) as of December 31, 2004 and the related statements of income, member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Probitas Funds Group, LLC (A Delaware Limited Liability Company) as of December 31, 2004 and the results of its operations and its cash flows for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit has been made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 – 14 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 11, 2005

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Current assets	
Cash	$ 1,460,015
Accounts receivable	9,920,216
Prepaid expenses	24,126
Due from affiliate	95,467
Total current assets	11,499,824
Fixed assets	
Furniture, fixtures and equipment	128,471
Leasehold improvements	5,565
	134,036
Less: accumulated depreciation and amortization	(46,270)
Fixed assets, net	87,766
Other assets	
Non-current accounts receivable	3,110,905
Investments	10,359
Security deposit	25,476
Total other assets	3,146,740
Total assets	$ 14,734,330

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Accounts payable	$ 20,535
Accrued expenses	362,401
Total liabilities	382,936
Member's equity	14,351,394
Total liabilities and member's equity	$ 14,734,330

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2004

Revenue	$ 22,698,979
Operating expenses	
Salaries and bonuses	1,811,930
Contracted services	909,367
Members' guaranteed payments	300,000
New business development	222,859
Profit sharing contributions	169,248
Rent	150,533
Travel	146,261
Meals and entertainment	113,808
Taxes and licenses	104,885
Office expense	99,874
Employee benefits	96,627
Legal and accounting	89,711
Payroll taxes	78,406
Printing costs	38,169
Insurance	32,579
Computer maintenance	29,819
Depreciation	28,359
Marketing	23,685
Telephone	22,214
Relocation	15,989
Postage and delivery	15,126
Professional fees	14,790
Regulatory fees	11,515
Unreimbursed client expenses	9,981
Dues and subscriptions	8,434
Seminars	7,574
Charitable donations	3,850
Retirement plan administration fees	2,552
Internet access fees	2,367
Miscellaneous	1,435
Total operating expenses	4,561,947
Operating income	18,137,032
Other income/(expense)	
Interest income	188,885
Interest expense	(470)
Gain on foreign currency exchange	867
Total other income/(expense)	189,282
Net income	$ 18,326,314

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

Beginning balance	$ 5,293,366
Withdrawals	(9,268,286)
Net income	18,326,314
Ending balance	$ 14,351,394

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 18,326,314
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	28,359
Change in assets and liabilities:	
(Increase)/decrease in assets:	
Accounts receivable	(10,863,632)
Prepaid expenses	(1,600)
Security deposits	(17,057)
Due from affiliate	(84,107)
Increase/(decrease) in liabilities:	
Accounts payable	(24,325)
Accrued expenses	288,246
Retirement plan payable	(143,573)
Net cash provided by operating activities	7,508,625
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of fixed assets	(32,848)
Investments	(1,609)
Net cash used for investing activities	(34,457)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's withdrawals	(9,268,286)
Net cash used for financing activities	(9,268,286)
Net decrease in cash	(1,794,118)
Cash at beginning of year	3,254,133
Cash at end of year	$ 1,460,015
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Cash paid during the year for:	
Interest	$ 470

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

1 - THE COMPANY

Probitas Funds Group, LLC (the Company) was formed and organized in Delaware on July 25, 2001 as a limited liability company. The Company was registered as a limited liability company in the state of California on August 27, 2001 and is based in San Francisco, California. The Company's primary activity is to provide consulting and placement agent services regarding the private placement of securities in investment vehicles. Probitas solicits investments from institutional and select private investors on behalf of the investment vehicles its clients manage. The Company is also engaged in selling private investment portfolios on behalf of its clients.

On February 15, 2002 Probitas Funds Group, LLC became registered as a general securities broker-dealer with the Securities and Exchange Commission pursuant to Section 15c of the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. The Company was granted a broker-dealer certificate by the California Department of Corporations on March 12, 2002.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its cash in bank deposit accounts, which at times may exceed insured limits. The company has not experienced any losses in such accounts.

Accounts Receivable

No allowance has been provided for uncollectible accounts. Management has evaluated the accounts and believes all are collectible.

Furniture, Equipment and Improvements

Furniture, equipment and improvements are recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets ranging from three to seven years.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes

The Company is a limited liability company which has elected to be taxed as a partnership. Members are taxed individually on their share of the Company's earnings. Therefore, no provision or liability for income taxes has been provided for in these financial statements.

Investments

The Company's investments in entities in which Probitas Funds Group, LLC does not have the ability to exercise significant influence are accounted for under the cost method. They are nontransferable and are not traded on the open market thereby precluding any current market value.

3 - LEASE COMMITMENTS

The Company leases office space in San Francisco under a three year lease that commenced on January 16, 2002. This lease contains the option to renew for a two year period upon expiration; however the Company has elected not to exercise the renewal option, and will vacate the premises in April 2005 (see Note 8).

The Company also leases office space in New York under a five year lease that commenced July 1, 2004. This lease does not contain an option to renew upon expiration.

Future minimum lease payments under the leases are as follows:

Year ended December 31,	San Francisco	New York
2005	$ 4,396	$ 153,725
2006	-	157,199
2007	-	158,501
2008	-	155,462
2009	-	118,550

Rent expense for the year under both leases was $150,533.

4 - RELATED PARTY TRANSACTIONS

During the year the Company made advances to affiliated companies, which are under common control. As of December 31, 2004 the affiliates owed the Company $93,555.

In November 2003, Probitas Funds Group, LLC entered into an expense-sharing agreement with a United Kingdom affiliate, whereby the UK affiliate will provide services to the Company. As such, the Company has classified all expenses as "Contracted Services", and classifies advances to the UK affiliate as prepayments.

5 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $1,077,079, which was $1,051,550 in excess of its required net capital of $25,529. The Company's ratio of aggregate indebtedness to net capital was 3.6 to 1.

6 - RETIREMENT PLAN

Effective January 1, 2003, the Company adopted a 401(k) plan for the benefit of its employees. Essentially all employees are eligible to participate the first day of the month following their hire date. The Company does not match the employee contributions.

The Company has also adopted a profit sharing plan for all active employees. Under the plan, the Company can elect to make discretionary contributions. The Company made contributions of $169,248 for the year ended December 31, 2004.

7 - LONG-TERM INVESTMENTS

The Company's long-term investment consists of equity in three different funds for which Probitas raised capital in 2003 and 2004. These investments are recorded at cost. Unrealized gains and losses will be charged against net earnings when a decline in fair value is determined to be other than temporary. Realized gains and losses are accounted for on the specific identification method. Purchases and sales are recorded on a trade date basis.

8 - SUBSEQUENT EVENTS

Lease

On January 31, 2005, Probitas Partners, LP, the Company's parent, ("the Parent"), entered into a ten year, three month operating lease agreement for office space in San Francisco, California on behalf of the Company. The lease contains the option to renew for a ten year period upon expiration. Due to the expense-sharing agreement between the Company and the Parent, the Company has agreed to provide funds each month to the Parent in an amount equal to the lease payment. As the payment amounts are known and foreseeable, escalating each year according to a schedule over the term of the lease, rent will be expensed on a straight-line basis over the lease term.

8 - SUBSEQUENT EVENTS (CONTINUED)

Lease (continued)

Minimum future lease payments to the Parent in order to use the leased space are as follows:

Year ended December 31,		
2005	$	152,632
2006		233,796
2007		241,076
2008		248,352
2009		255,624
Thereafter		1,105,644

Investments

As a result of business conducted in 2004, Probitas Funds Group, LLC may have a right to acquire an investment interest in certain investment partnerships formed by clients of the Company. The investments will be accounted for under the cost method as the interest will be nontransferable and the partnerships are not traded on the open market thereby precluding any market value. No agreement has been reached as of the date of these financial statements, as to the capital commitment required of the Company in connection with such investment interests.

SUPPLEMENTARY INFORMATION

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION OF NET CAPITAL AND NET CAPITAL REQUIREMENTS FOR BROKERS AND DEALERS
PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2004

COMPUTATION OF NET CAPITAL

Total ownership equity from Statement of Financial Condition	$ 14,351,394
Less nonallowable assets:	
Accounts receivable	13,031,121
Prepaid expenses	24,126
Fixed assets, net	87,766
Due from affiliates	95,467
Investments	10,359
Security deposit	25,476
	13,274,315
Net capital before haircuts on securities positions	1,077,079
Haircuts on securities	-
Net capital	$ 1,077,079

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 25,529
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of above two amounts)	$ 25,529
Excess net capital	$ 1,051,550
Excess net capital at 1000%	$ 1,038,786

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities from Statement of Financial Condition	$ 382,936
Percentage of aggregate indebtedness to net capital	35.55%

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2004

An exemption from Rule 15c3-3 is claimed, based upon section (k)(2)(i).

INFORMATION FOR POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2004

Not applicable

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
RECONCILIATION OF THE COMPUTATION OF NET CAPITAL
DECEMBER 31, 2004

Per original filing	$ 1,134,023
Audit adjustments:	
To adjust accrued payroll taxes	(1,699)
To reverse haircut on cash account	18,400
To accrue New York LLC fees	(73,645)
Per this filing	$ 1,077,079

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)
SIPC SUPPLEMENTAL REPORT
DECEMBER 31, 2004

An exemption from filing the SIPC Supplemental Report is claimed as SIPC has suspended assessments based on operating revenues.

PROBITAS FUNDS GROUP, LLC
(A DELAWARE LIMITED LIABILITY COMPANY)

REPORT ON INTERNAL CONTROL STRUCTURE

DECEMBER 31, 2004

SBP &CO
Certified Public Accountants

SCOTT B. PRICE & COMPANY
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

Probitas Funds Group, LLC
(A Delaware Limited Liability Company)

In planning and performing our audit of the financial statements and supplemental schedules of Probitas Funds Group, LLC (A Delaware Limited Liability Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

417 Montgomery Street
3rd Floor
San Francisco, CA 94104

415-398-5900
415-398-0385 Fax

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers, Inc., the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Scott B. Price
Certified Public Accountant
San Francisco, California

February 11, 2005